FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 31, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2003
Operating Results and Financial Conditions
CANON INC. AND SUBSIDIARIES
SUPPLEMENTARY REPORT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date May 6, 2003.	By	/s/ Shunji Onda (Signature)*
Shunji Onda General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2003

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2003

April 30, 2003

CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected

	Three months	Three months			Three months	Year ending
	ended March 31,	ended March 31,	Change(%)		ended March 31,	December 31,	Change(%)
	2003	2002			2003	2003

	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥731,561	¥651,091	+	12.4	$6,096,342	¥3,152,000	+	7.2
Operating profit	117,407	64,551	+	81.9	978,392	415,000	+	19.8
Income before income taxes	117,199	62,017	+	89.0	976,658	410,000	+	24.2
Net income	71,601	31,654	+	126.2	596,675	240,000	+	25.8

Earnings per share:
— Basic	¥81.57	¥36.11	+	125.9	$0.68	¥273.43	+	25.7
— Diluted	80.69	35.66	+	126.3	0.67	—		—

	Actual

	As of	As of			As of
	March 31,	December 31,	Change(%)		March 31,
	2003	2002			2003

	(Unaudited)	(Audited)			(Unaudited)

Total assets	¥2,952,828	¥2,942,706	+	0.3	$24,606,900

Stockholders’ equity	¥1,668,328	¥1,591,950	+	4.8	$13,902,733

Notes:	1. Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.

2.  U.S. dollar amounts are translated from yen at the rate of US$ = JPY120, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2003, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan

Phone: +81-3-3758-2111

Operating Results and Financial Conditions

2003 First Quarter in Review

Looking back at the global economy in the first quarter of 2003, in the United States, a recovery in employment conditions failed to materialize, depressing consumer confidence and weakening the potential for an economic recovery. In Japan, amid a continued high unemployment rate, consumer spending remained flat and the economy showed no signs of a recovery. Economies in Europe, particularly those of Germany and France, also decelerated due to weakened domestic demand from stagnant consumer spending. Asian economies, such as those of China, Korea and Thailand, showed steady growth, reflecting a healthy increase in domestic demand.

As for the markets in which the Canon Group operates, flagging demand for personal computers resulted in reduced sales of printers and other IT-related equipment while sales of color and multifunction copying machines were strong within the corporate-use digital copier market. The digital camera market continued to show robust growth, especially in overseas markets, supported by healthy demand. In the field of semiconductor-production equipment, chip manufacturers maintained restrained capital spending amid continued price declines in the memory device market due to sluggish demand for personal computers. The average value of the yen for the quarter was ¥118.92 to the U.S. dollar and ¥127.72 to the euro, representing a year-on-year increase of 11% against the U.S. dollar, and decrease of 9% against the euro.

Amid these conditions, Canon’s consolidated net sales increased by 12.4% from the year-ago period to ¥731.6 billion (U.S.$6,096 million), boosted by a recovery in sales of laser beam printers, which had suffered a large drop in the first quarter of the previous year due to inventory adjustment by our OEM partner, and semiconductor-production equipment, along with a significant rise in sales of digital cameras. On a quarterly basis, net income recorded an all-time high of ¥71.6 billion (U.S.$597 million), a year-on-year increase of 126.2%. The gross profit ratio for the quarter was 50.7%, surpassing the 50% mark for the first time ever, representing an improvement of 3.6% from 47.1% a year ago. This achievement was made possible through the company’s R&D reformation activities, which have supported the timely launch of competitive new products, and cost savings realized through sustained production reforms. Selling, general and administrative expenses rose 4.8% year on year for the first quarter as R&D expenditures increased by ¥4.9 billion (U.S.$41 million) to ¥53.8 billion (U.S.$449 million). While R&D expenses during the quarter grew along with increases in sales-promotion spending, selling, general and administrative expenses overall rose only 4.8% from the same period of the year before, less than the growth rate of net sales for the quarter. Consequently, operating profit in the first quarter totaled ¥117.4 billion (U.S.$978 million), a substantial increase of 81.9%. Non-operating income and expenses improved by ¥2.3 billion (U.S.$19 million) through reduced currency exchange losses and equity losses of affiliated companies. As a result, income before income taxes in the first quarter totaled ¥117.2 billion (U.S.$977 million), a year-on-year increase of 89.0%. At the end of March 2003, an amendment to the Japanese tax regulations was announced that will introduce added value component and capital component standard to a portion of enterprise tax. As a result, the standard Japanese income tax rate will be reduced from the 2005 fiscal year. Although tax expenses increased temporarily following a reassessment of deferred tax assets and liabilities as a result of this amendment, with the tax credit for increased R&D expenses as well as the solid achievements by foreign subsidiaries, the effective tax rate during the quarter decreased by 8.5% compared to the previous year. Consequently, net income in the first quarter of 2003 totaled ¥71.6 billion (U.S.$597 million), a year-on-year increase of 126.2%.

Basic net income per share for the quarter was ¥81.6 (U.S.$0.68), a year-on-year increase of ¥45.5.

Results by Product Segment

In the business machine segment, Canon’s powerful imageRUNNER-series lineup of digital networked black-and-white multifunction copying machines realized healthy sales growth worldwide. In particular, the mid-range iR2200/iR3300 models, and high-end iR5000 and iR7200/iR105 models continued to record strong sales during the quarter. Among digital networked color copying machines, the iRC3200/iRC3200N, released domestically at the end of the previous year, also contributed to increased sales of office imaging products. Overall, sales of office imaging products for the quarter realized a year-on-year increase of 1.2%. In the field of computer peripherals, sales of laser beam printers, which had dropped significantly during the same period of the previous year due to inventory adjustment by our OEM partner, showed robust growth as a result of a recovery in orders. Sales of Bubble Jet printers, however, despite favorable performances by such newly introduced products as the Canon MultiPASS series of multifunctional ink-jet printers and the notebook-model Canon Bubble Jet Printer i70, dipped slightly, reflecting the stagnant market demand for personal computers. As a result, sales of computer peripherals in the first quarter increased by 17.5%. Sales of business information products, including computers, micrographics and calculators, decreased by 19.9% due to declining domestic personal computer sales. Consequently, sales of business machines overall totaled ¥551.5 billion (U.S.$4,596 million), a 6.6% increase year on year for the first quarter. Cost-cutting measures and the introduction of new price competitive products have contributed to a 6.4% improvement in the operating profit margin for the period while operating profit for the quarter totaled ¥123.4 billion (U.S.$1,028 million), a year-on-year increase of 49.4%, reflecting a substantial increase in sales volume for laser beam printers. Beginning this quarter, Canon has updated the breakdown of product categories comprising the business machines segment to better reflect present sales conditions. Accordingly, previous-year sales for each category have been restated in accordance with the changes.

Within the camera segment, amid the continued strong demand for digital models worldwide, Canon launched in the second half of last year several new compact digital cameras, including the PowerShot G3, PowerShot S45, and PowerShot S230 Digital ELPH, which have contributed to a significant increase in sales. The company’s digital SLR models were also well received by the market, namely the EOS-1Ds, launched last year, and EOS 10D, which was introduced during the this term. Sales of conventional film cameras, however, continued to slip during the quarter amid the increasing popularity of digital models and price competition. Sales of digital video camcorders were healthy with the introduction of such new products as the mega-pixel model FV M10 contributing to a strong product lineup. As a result, camera sales overall continued to achieve double-digit growth of 37.1% during the first quarter to ¥117.5 billion (U.S.$980 million). Operating profit for the camera segment appreciably advanced 102.6% to ¥21.7 billion (U.S.$181 million), attributable to the rapid growth in sales of digital cameras and digital video camcorders.

In the optical and other products segment, despite the continued restrained capital spending by memory device manufacturers during the quarter, sales increased by 30.2% to ¥62.5 billion (U.S.$521 million), boosted by a substantial increase in sales of aligners for the production of liquid crystal displays. Optical and other products recorded an operating profit of ¥1.8 billion (U.S.$15 million) in the first quarter of 2003, compared with operating losses of ¥4.5 billion for the corresponding period from the previous year.

Cash Flow

In the first quarter of 2003, Canon maintained cash flow from operating activities of ¥97.1 billion (U.S.$809 million), a year-on-year first quarter increase of ¥24.8 billion (U.S.$207 million), reflecting the substantial increase in net income as well as an increase in depreciation expenses and efforts to reduce working capital. Capital expenditure totaled ¥40.7 billion (U.S.$339 million), which was used mainly to expand production capabilities in both domestic and overseas regions. Cash flow from investing activities totaled ¥54.8 billion (U.S.$456 million), including a ¥12.7 billion (U.S.$106 million) outlay for the acquisition of Sumitomo Metal System Solution Co. Ltd., now Canon System Solution Inc. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥42.3 billion (U.S.$353 million).

Cash flow from financing activities recorded an outlay of ¥37.5 billion (U.S.$313 million), mainly resulting from active efforts to repay short-term loans toward the goal of improving the company’s financial position. Consequently, Cash and cash equivalents, which totaled ¥530.8 billion (U.S.$4,423 million), remained at a high level, representing a ¥9.5 billion (U.S.$79 million) increase from the end of the previous year.

Outlook

Regarding the outlook for the global economy in the second quarter and thereafter, while military operations in Iraq are expected to be completed in a relatively short period of time, the future direction of the global economy remains uncertain as anxiety mounts over the looming financial burden posed by the reconstruction of Iraq and fear of future terror attacks which could trigger a further decline in consumer spending. Furthermore, the spread of the Severe Acute Respiratory Syndrome (SARS) virus, primarily throughout China, could result in production difficulties in the region and poses a serious threat to the economies of China and Southeast Asia should the epidemic negatively impact the tourism trade or exports.

In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth. A shortage of key parts from suppliers, however, could have a restraining effect on market growth. As for copying machines and laser beam printers, while stable demand is projected for full-color models, capital spending in the private sector could decline in the slumping economy. Within the semiconductor-production equipment market, a recovery in capital investment by memory device manufacturers is taking longer than was originally anticipated and orders are now expected to show signs of a turnaround sometime after next year.

Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The yen is expected to be slightly stronger against the U.S. dollar and weaker against the euro than during the previous year.

Upon considering the current market and currency exchange environments, the company has revised upward its forecasts for the 2003 fiscal year and now anticipates consolidated net sales of ¥3,152.0 billion (U.S.$26,267 million), consolidated income before income taxes of ¥410.0 billion (U.S.$3,417 million), and consolidated net income of ¥240.0 billion (U.S.$2,000 million). The company also projects non-consolidated net sales of ¥1,947.0 billion (U.S.$16,225 million), non-consolidated ordinary profit of ¥305.0 billion (U.S.$2,542 million), and non-consolidated net income of ¥220.0 billion (U.S.$1,833 million). These forecasts assume currency exchange rates of ¥118.00 to the U.S. dollar and ¥125.00 to the euro for the remainder of 2003.

Consolidated Outlook
1st Half

	Millions of yen

	Six months ending
	June 30, 2003			Six months ended
			Change	June 30, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥1,480,000	¥1,512,000	¥32,000	¥1,384,483	+	9.2%
Income before income taxes	143,000	193,000	50,000	127,195	+	51.7%
Net income	83,000	114,000	31,000	73,205	+	55.7%

Fiscal year

	Millions of yen

	Year ending
	December 31, 2003			Year ended
			Change	December 31, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥3,120,000	¥3,152,000	¥32,000	¥2,940,128	+	7.2%
Income before income taxes	350,000	410,000	60,000	330,017	+	24.2%
Net income	205,000	240,000	35,000	190,737	+	25.8%

Non-consolidated Outlook
1st Half

	Millions of yen

	Six months ending
	June 30, 2003			Six months ended
			Change	June 30, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥903,000	¥930,000	¥27,000	¥808,357	+	15.0%
Ordinary profit	106,000	147,000	41,000	93,698	+	56.9%
Net income	90,000	125,000	35,000	58,478	+	113.8%

Fiscal year

	Millions of yen

	Year ending
	December 31, 2003			Year ended
			Change	December 31, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥1,920,000	¥1,947,000	¥27,000	¥1,789,005	+	8.8%
Ordinary profit	255,000	305,000	50,000	240,982	+	26.6%
Net income	180,000	220,000	40,000	144,184	+	52.6%

These reports contain forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Three months ended March 31, 2003 and 2002

					Thousands of
	Millions of yen				U.S. dollars

	2003	2002	Change (%)		2003

	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥731,561	¥651,091	+	12.4	$6,096,342
Cost of sales	360,605	344,504			3,005,042

Gross profit	370,956	306,587	+	21.0	3,091,300
Selling, general and administrative expenses	253,549	242,036			2,112,908

Operating profit	117,407	64,551	+	81.9	978,392
Other income (deductions):
Interest and dividend income	2,196	2,486			18,300
Interest expense	(1,246)	(1,784)			(10,383)
Other, net	(1,158)	(3,236)			(9,651)

	(208)	(2,534)			(1,734)

Income before income taxes	117,199	62,017	+	89.0	976,658
Income taxes	45,216	29,219			376,800

Income before minority interests	71,983	32,798			599,858
Minority interests	382	1,144			3,183

Net income	¥71,601	¥31,654	+	126.2	$596,675

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for three months ended March 31, 2003 and 2002 were JPY91,621 million (U.S.$763,508 thousand) and JPY39,900 million, respectively.

2.	DETAILS OF SALES

Three months ended March 31, 2003 and 2002

Sales by product

					Thousands of
	Millions of yen				U.S. dollars

	2003	2002	Change (%)		2003

	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥254,321	¥251,219	+	1.2	$2,119,342
Computer peripherals	263,599	224,258	+	17.5	2,196,658
Business information products	33,555	41,882	-	19.9	279,625

	551,475	517,359	+	6.6	4,595,625
Cameras	117,544	85,711	+	37.1	979,533
Optical and other products	62,542	48,021	+	30.2	521,184

Total	¥731,561	¥651,091	+	12.4	$6,096,342

Sales by region

					Thousands of
	Millions of yen				U.S. dollars

	2003	2002	Change (%)		2003

	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥185,978	¥178,388	+	4.3	$1,549,817
Overseas:
Americas	242,820	217,061	+	11.9	2,023,500
Europe	216,411	188,752	+	14.7	1,803,425
Other areas	86,352	66,890	+	29.1	719,600

	545,583	472,703	+	15.4	4,546,525

Total	¥731,561	¥651,091	+	12.4	$6,096,342

Notes:	Effective 1st quarter of fiscal 2003, Canon has revised the product categories contained within the Business machines segment. The new categories are: “Office imaging products,” “Computer peripherals,” and “Business information products.” Accordingly, previous-year sales for each category have been restated in accordance with the changes.

1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products : Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals : Laser beam printers / Bubble jet printers / Ink-jet multifunction peripherals / Image scanners / etc.
Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.
Cameras : SLR cameras / Compact cameras / Digital cameras / Video camcorders / etc.
  Optical and other products : Semiconductor production equipment / Broadcasting equipment / Medical equipment /
Components / etc.

2.	The countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

Three months ended March 31, 2003 and 2002

					Thousands of
	Millions of yen				U.S. dollars

	2003	2002	Change(%)		2003

	(Unaudited)	(Unaudited)			(Unaudited)
Business Machines
Net sales:
Unaffiliated customers	¥551,475	¥517,359	+	6.6	$4,595,625
Intersegment	—	—		—	—

Total	551,475	517,359	+	6.6	4,595,625

Operating cost and expenses	428,105	434,788	-	1.5	3,567,542

Operating profit	123,370	82,571	+	49.4	1,028,083

Cameras
Net sales:
Unaffiliated customers	¥117,544	¥85,711	+	37.1	$979,533
Intersegment	—	—		—	—

Total	117,544	85,711	+	37.1	979,533

Operating cost and expenses	95,876	75,015	+	27.8	798,966

Operating profit	21,668	10,696	+	102.6	180,567

Optical and other products
Net sales:
Unaffiliated customers	¥62,542	¥48,021	+	30.2	$521,184
Intersegment	34,710	28,774	+	20.6	289,250

Total	97,252	76,795	+	26.6	810,434

Operating cost and expenses	95,438	81,250	+	17.5	795,317

Operating profit	1,814	(4,455)		—	15,117

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(34,710)	(28,774)		—	(289,250)

Total	(34,710)	(28,774)		—	(289,250)

Operating cost and expenses	(5,265)	(4,513)		—	(43,875)

Operating profit	(29,445)	(24,261)		—	(245,375)

Consolidated
Net sales:
Unaffiliated customers	¥731,561	¥651,091	+	12.4	$6,096,342
Intersegment	—	—		—	—

Total	731,561	651,091	+	12.4	6,096,342

Operating cost and expenses	614,154	586,540	+	4.7	5,117,950

Operating profit	117,407	64,551	+	81.9	978,392

Note:	General corporate expenses of JPY29,456 million (U.S.$245,467 thousand) and JPY24,223 million in the first quarter of 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	CONSOLIDATED BALANCE SHEETS

As of March 31, 2003 and December 31, 2002

				Thousands of
	Millions of yen			U.S. dollars

	As of	As of		As of
	March 31, 2003	December 31, 2002	Change	March 31, 2003

	(Unaudited)	(Audited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥530,771	¥521,271	¥9,500	$4,423,092
Marketable securities	1,347	7,255	(5,908)	11,225
Trade receivables, less allowance	468,203	498,587	(30,384)	3,901,692
Inventories	460,813	432,251	28,562	3,840,108
Prepaid expenses and other current assets	240,038	245,610	(5,572)	2,000,317

Total current assets	1,701,172	1,704,974	(3,802)	14,176,434
Noncurrent receivables	20,841	20,568	273	173,675
Investments	81,346	64,037	17,309	677,883
Net property, plant and equipment	832,281	830,304	1,977	6,935,675
Other assets	317,188	322,823	(5,635)	2,643,233

Total assets	¥2,952,828	¥2,942,706	¥10,122	$24,606,900

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥51,599	¥66,754	¥(15,155)	$429,992
Trade payables	415,889	408,464	7,425	3,465,742
Income taxes	51,657	80,169	(28,512)	430,475
Accrued expenses	165,421	154,621	10,800	1,378,508
Other current liabilities	64,895	91,832	(26,937)	540,792

Total current liabilities	749,461	801,840	(52,379)	6,245,509
Long-term debt, excluding current installments	81,121	81,349	(228)	676,008
Accrued pension and severance cost	276,871	285,129	(8,258)	2,307,258
Other noncurrent liabilities	25,124	26,193	(1,069)	209,367

Total liabilities	1,132,577	1,194,511	(61,934)	9,438,142

Minority interests	151,923	156,245	(4,322)	1,266,025
Stockholders’ equity:
Common stock	167,248	167,242	6	1,393,733
Additional paid-in capital	394,340	394,088	252	3,286,167
Retained earnings	1,259,489	1,203,248	56,241	10,495,742
Accumulated other comprehensive income (loss)	(146,447)	(166,467)	20,020	(1,220,392)
Treasury stock	(6,302)	(6,161)	(141)	(52,517)

Total stockholders’ equity	1,668,328	1,591,950	76,378	13,902,733

Total liabilities and stockholders’ equity	¥2,952,828	¥2,942,706	¥10,122	$24,606,900

			Thousands of
	Millions of yen		U.S. dollars

	As of	As of	As of
	March 31, 2003	December 31, 2002	March 31, 2003

	(Unaudited)	(Audited)	(Unaudited)
Allowance for doubtful receivables	¥12,779	¥12,031	$106,492
Accumulated depreciation	1,093,264	1,077,694	9,110,533
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(56,757)	(68,524)	(472,975)
Net unrealized gains (losses) on securities	(1,037)	(1,168)	(8,642)
Minimum pension liability adjustments	(87,864)	(96,441)	(732,200)
Net losses on derivative financial instruments	(789)	(334)	(6,575)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS Three months ended March 31, 2003 and 2002

			Thousands of
	Millions of yen		U.S. dollars

	Three months	Three months	Three months
	ended March 31,	ended March 31,	ended March 31,
	2003	2002	2003

	(Unaudited)	(Unaudited)	(Unaudited)
Net income	¥71,601	¥31,654	$596,675
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,498	34,153	337,483
Loss on disposal of property, plant and equipment	1,665	2,055	13,875
Deferred income taxes	(82)	(725)	(683)
Decrease in trade receivables	36,516	35,890	304,300
Decrease (increase) in inventories	(23,182)	4,719	(193,183)
Increase in trade payables	7,807	1,043	65,058
Decrease in income taxes	(28,827)	(33,352)	(240,225)
Increase in accrued expenses	4,153	1,044	34,608
Other, net	(13,049)	(4,191)	(108,741)

Net cash provided by operating activities	97,100	72,290	809,167

Cash flows from investing activities:
Capital expenditure	(40,657)	(45,647)	(338,808)
Proceeds from sale of property, plant and equipment	1,265	2,701	10,542
Payment for purchase of available-for-sale securities	(52)	(1,331)	(433)
Proceeds from sale of available-for-sale securities	6,150	553	51,250
Payment for purchase of other investments	(19,831)	(5,053)	(165,258)
Other	(1,629)	(10,936)	(13,576)

Net cash used in investing activities	(54,754)	(59,713)	(456,283)

Cash flows from financing activities:
Proceeds from long-term debt	1,519	1,764	12,658
Repayment of long-term debt	(2,645)	(3,658)	(22,042)
Decrease in short-term loans	(19,990)	(83,422)	(166,583)
Dividends paid	(15,360)	(12,705)	(128,000)
Other	(1,032)	(1,431)	(8,600)

Net cash used in financing activities	(37,508)	(99,452)	(312,567)

Effect of exchange rate changes on cash and cash equivalents	4,662	298	38,850

Net change in cash and cash equivalents	9,500	(86,577)	79,167
Cash and cash equivalents at beginning of period	521,271	506,234	4,343,925

Cash and cash equivalents at end of period	¥530,771	¥419,657	$4,423,092

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	NUMBER OF GROUP COMPANIES

	March 31, 2003	December 31, 2002	Change

Subsidiaries	200	195	5
Affiliates	19	19	0

Total	219	214	5

CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	6 companies
Removal:	1 company

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

We have engaged KPMG to complete a review of the consolidated financial statements as of and for three months ended March 31, in accordance with Statement of Auditing Standards No. 71, “Interim Financial Information”, established by the American Institute of Certified Public Accountants.

Canon Inc.
April 30, 2003

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2003

SUPPLEMENTARY REPORT

This report contains forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements.
Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

1. SALES BY REGION AND PRODUCT

(Millions of yen)

	2003				2002

	1st quarter	2nd quarter (P)	2nd half (P)	Year (P)	1st quarter	2nd quarter	2nd half	Year

Japan
Business machines	138,581	144,119	294,800	577,500	137,966	135,228	277,035	550,229

Office imaging products	74,173	77,127	146,000	297,300	66,106	66,693	129,253	262,052
Computer peripherals	37,296	41,204	91,000	169,500	37,682	38,979	92,952	169,613
Business information products	27,112	25,788	57,800	110,700	34,178	29,556	54,830	118,564

Cameras	21,574	28,326	58,300	108,200	18,626	24,643	49,312	92,581

Optical and other products	25,823	24,777	71,400	122,000	21,796	22,879	45,066	89,741
Total	185,978	197,222	424,500	807,700	178,388	182,750	371,413	732,551

Overseas
Business machines	412,894	423,106	877,300	1,713,300	379,393	419,096	877,477	1,675,966

Office imaging products	180,148	201,352	384,900	766,400	185,113	199,040	376,926	761,079
Computer peripherals	226,303	214,897	477,700	918,900	186,576	213,051	486,716	886,343
Business information products	6,443	6,857	14,700	28,000	7,704	7,005	13,835	28,544

Cameras	95,970	130,330	246,200	472,500	67,085	101,038	225,074	393,197

Optical and other products	36,719	29,781	92,000	158,500	26,225	30,508	81,681	138,414

Total	545,583	583,217	1,215,500	2,344,300	472,703	550,642	1,184,232	2,207,577

Americas
Business machines	192,654	193,846	409,200	795,700	179,268	193,342	424,888	797,498

Office imaging products	88,144	94,356	189,800	372,300	91,910	99,037	187,857	378,804
Computer peripherals	100,857	95,843	211,200	407,900	83,243	90,737	229,611	403,591
Business information products	3,653	3,647	8,200	15,500	4,115	3,568	7,420	15,103

Cameras	41,585	56,715	108,100	206,400	29,371	45,938	105,145	180,454

Optical and other products	8,581	6,419	22,200	37,200	8,422	6,431	17,361	32,214

Total	242,820	256,980	539,500	1,039,300	217,061	245,711	547,394	1,010,166

Europe
Business machines	173,391	178,309	363,800	715,500	155,303	170,425	351,157	676,885

Office imaging products	76,845	89,255	164,900	331,000	76,864	82,116	156,364	315,344
Computer peripherals	94,382	86,618	194,000	375,000	75,515	85,787	189,787	351,089
Business information products	2,164	2,436	4,900	9,500	2,924	2,522	5,006	10,452

Cameras	38,742	56,358	101,500	196,600	27,482	40,993	87,769	156,244

Optical and other products	4,278	6,822	22,900	34,000	5,967	6,447	11,624	24,038

Total	216,411	241,489	488,200	946,100	188,752	217,865	450,550	857,167

Other areas
Business machines	46,849	50,951	104,300	202,100	44,822	55,329	101,432	201,583

Office imaging products	15,159	17,741	30,200	63,100	16,339	17,887	32,705	66,931
Computer peripherals	31,064	32,436	72,500	136,000	27,818	36,527	67,318	131,663
Business information products	626	774	1,600	3,000	665	915	1,409	2,989

Cameras	15,643	17,257	36,600	69,500	10,232	14,107	32,160	56,499

Optical and other products	23,860	16,540	46,900	87,300	11,836	17,630	52,696	82,162

Total	86,352	84,748	187,800	358,900	66,890	87,066	186,288	340,244

Total
Business machines	551,475	567,225	1,172,100	2,290,800	517,359	554,324	1,154,512	2,226,195

Office imaging products	254,321	278,479	530,900	1,063,700	251,219	265,733	506,179	1,023,131
Computer peripherals	263,599	256,101	568,700	1,088,400	224,258	252,030	579,668	1,055,956
Business information products	33,555	32,645	72,500	138,700	41,882	36,561	68,665	147,108

Cameras	117,544	158,656	304,500	580,700	85,711	125,681	274,386	485,778

Optical and other products	62,542	54,558	163,400	280,500	48,021	53,387	126,747	228,155

Total	731,561	780,439	1,640,000	3,152,000	651,091	733,392	1,555,645	2,940,128

(P)=Projection

(Note)

Facsimiles which included personal digital MFPs etc. based on electrophotography technology have been reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology have been moved to Bubble Jet Printers in Computer Peripherals. In connection with this adjustment, Business Systems have been renamed Business Information Products.
Values for the previous year are restated to conform to the reclassification.

-S1-

1. SALES BY REGION AND PRODUCT

(Millions of yen)

	Change year over year

	1st quarter	2nd quarter	2nd half	Year

Japan
Business machines	+0.4%	+6.6%	+6.4%	+5.0%

Office imaging products	+12.2%	+15.6%	+13.0%	+13.5%
Computer peripherals	-1.0%	+5.7%	-2.1%	-0.1%
Business information products	-20.7%	-12.7%	+5.4%	-6.6%

Cameras	+15.8%	+14.9%	+18.2%	+16.9%

Optical and other products	+18.5%	+8.3%	+58.4%	+35.9%
Total	+4.3%	+7.9%	+14.3%	+10.3%

Overseas
Business machines	+8.8%	+1.0%	-0.0%	+2.2%

Office imaging products	-2.7%	+1.2%	+2.1%	+0.7%
Computer peripherals	+21.3%	+0.9%	-1.9%	+3.7%
Business information products	-16.4%	-2.1%	+6.3%	-1.9%

Cameras	+43.1%	+29.0%	+9.4%	+20.2%

Optical and other products	+40.0%	-2.4%	+12.6%	+14.5%

Total	+15.4%	+5.9%	+2.6%	+6.2%

Americas
Business machines	+7.5%	+0.3%	-3.7%	-0.2%

Office imaging products	-4.1%	-4.7%	+1.0%	-1.7%
Computer peripherals	+21.2%	+5.6%	-8.0%	+1.1%
Business information products	-11.2%	+2.2%	+10.5%	+2.6%

Cameras	+41.6%	+23.5%	+2.8%	+14.4%

Optical and other products	+1.9%	-0.2%	+27.9%	+15.5%

Total	+11.9%	+4.6%	-1.4%	+2.9%

Europe
Business machines	+11.6%	+4.6%	+3.6%	+5.7%

Office imaging products	-0.0%	+8.7%	+5.5%	+5.0%
Computer peripherals	+25.0%	+1.0%	+2.2%	+6.8%
Business information products	-26.0%	-3.4%	-2.1%	-9.1%

Cameras	+41.0%	+37.5%	+15.6%	+25.8%

Optical and other products	-28.3%	+5.8%	+97.0%	+41.4%

Total	+14.7%	+10.8%	+8.4%	+10.4%

Other areas
Business machines	+4.5%	-7.9%	+2.8%	+0.3%

Office imaging products	-7.2%	-0.8%	-7.7%	-5.7%
Computer peripherals	+11.7%	-11.2%	+7.7%	+3.3%
Business information products	-5.9%	-15.4%	+13.6%	+0.4%

Cameras	+52.9%	+22.3%	+13.8%	+23.0%

Optical and other products	+101.6%	-6.2%	-11.0%	+6.3%

Total	+29.1%	-2.7%	+0.8%	+5.5%

Total
Business machines	+6.6%	+2.3%	+1.5%	+2.9%

Office imaging products	+1.2%	+4.8%	+4.9%	+4.0%
Computer peripherals	+17.5%	+1.6%	-1.9%	+3.1%
Business information products	-19.9%	-10.7%	+5.6%	-5.7%

Cameras	+37.1%	+26.2%	+11.0%	+19.5%

Optical and other products	+30.2%	+2.2%	+28.9%	+22.9%

Total	+12.4%	+6.4%	+5.4%	+7.2%

(P)=Projection

(Note)

Facsimiles which included personal digital MFPs etc. based on electrophotography technology have been reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology have been moved to Bubble Jet Printers in Computer Peripherals. In connection with this adjustment, Business Systems have been renamed Business Information Products.
Values for the previous year are restated to conform to the reclassification.

-S2-

2. SALES BY REGION AND PRODUCT (2002)

     (Restated results in accordance with product category changes, effective 1st quarter of fiscal 2003)

(Millions of yen)

	2002

	1st half	3rd quarter	4th quarter	Year

Japan
Business machines	273,194	123,246	153,789	550,229

Office imaging products	132,799	62,032	67,221	262,052
Computer peripherals	76,661	33,220	59,732	169,613
Business information products	63,734	27,994	26,836	118,564

Cameras	43,269	22,619	26,693	92,581

Optical and other products	44,675	23,306	21,760	89,741

Total	361,138	169,171	202,242	732,551

Overseas
Business machines	798,489	397,837	479,640	1,675,966

Office imaging products	384,153	172,900	204,026	761,079
Computer peripherals	399,627	218,385	268,331	886,343
Business information products	14,709	6,552	7,283	28,544

Cameras	168,123	93,263	131,811	393,197

Optical and other products	56,733	33,711	47,970	138,414

Total	1,023,345	524,811	659,421	2,207,577

Americas
Business machines	372,610	194,850	230,038	797,498

Office imaging products	190,947	91,115	96,742	378,804
Computer peripherals	173,980	100,142	129,469	403,591
Business information products	7,683	3,593	3,827	15,103

Cameras	75,309	42,588	62,557	180,454

Optical and other products	14,853	7,884	9,477	32,214

Total	462,772	245,322	302,072	1,010,166

Europe
Business machines	325,728	153,453	197,704	676,885

Office imaging products	158,980	66,039	90,325	315,344
Computer peripherals	161,302	85,193	104,594	351,089
Business information products	5,446	2,221	2,785	10,452

Cameras	68,475	35,320	52,449	156,244

Optical and other products	12,414	3,489	8,135	24,038

Total	406,617	192,262	258,288	857,167

Other areas
Business machines	100,151	49,534	51,898	201,583

Office imaging products	34,226	15,746	16,959	66,931
Computer peripherals	64,345	33,050	34,268	131,663
Business information products	1,580	738	671	2,989

Cameras	24,339	15,355	16,805	56,499

Optical and other products	29,466	22,338	30,358	82,162

Total	153,956	87,227	99,061	340,244

Total
Business machines	1,071,683	521,083	633,429	2,226,195

Office imaging products	516,952	234,932	271,247	1,023,131
Computer peripherals	476,288	251,605	328,063	1,055,956
Business information products	78,443	34,546	34,119	147,108

Cameras	211,392	115,882	158,504	485,778

Optical and other products	101,408	57,017	69,730	228,155

Total	1,384,483	693,982	861,663	2,940,128

(Note)

Facsimiles which included personal digital MFPs etc. based on electrophotography technology have been reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology have been moved to Bubble Jet Printers in Computer Peripherals. In connection with this adjustment, Business Systems have been renamed Business Information Products.
Values for the previous year are restated to conform to the reclassification.

-S3-

3. SALES COMPOSITION BY PRODUCT

	2003				2002

	1st quarter	2nd quarter (P)	2nd half (P)	Year (P)	1st quarter	2nd quarter	2nd half	Year

Office imaging products
Copying machines	92%	92%	93%	92%	91%	92%	92%	92%

Monochrome	81%	81%	81%	81%	83%	82%	81%	82%
Color	19%	19%	19%	19%	17%	18%	19%	18%

Digital*	94%	—	—	—	88%	91%	89%	89%
Analog*	6%	—	—	—	12%	9%	11%	11%

Electrophotography based facsimiles, etc.	8%	8%	7%	8%	9%	8%	8%	8%

Computer peripherals
Laser beam printers	71%	69%	67%	69%	65%	69%	68%	68%
Bubble Jet printers (includes inkjet MFPs)	26%	28%	30%	28%	31%	28%	28%	29%
Others	3%	3%	3%	3%	4%	3%	4%	3%

Business information products
Personal computers	78%	76%	78%	77%	80%	80%	79%	79%
Others	22%	24%	22%	23%	20%	20%	21%	21%

Cameras
Film cameras / Lenses	24%	20%	23%	22%	38%	32%	29%	31%
Digital cameras	58%	57%	57%	57%	40%	45%	47%	45%
Video camcorders	18%	23%	20%	21%	22%	23%	24%	24%

Optical and other products
Semiconductor production equipment	56%	50%	55%	54%	43%	43%	51%	48%
Others	44%	50%	45%	46%	57%	57%	49%	52%

*Among office-use monochrome copying machines (hardware only)	(P)=Projection

4. SALES GROWTH IN LOCAL CURRENCY

2003
Change year over year

	1st quarter	2nd quarter (P)	2nd half (P)	Year (P)

Business machines
Japan	+0.4%	+6.6%	+6.4%	+5.0%
Overseas	+13.4%	+3.4%	+0.3%	+4.0%

Total	+9.9%	+4.2%	+1.7%	+4.3%

Cameras
Japan	+15.8%	+14.9%	+18.2%	+16.9%
Overseas	+46.7%	+30.3%	+9.1%	+20.9%

Total	+40.0%	+27.3%	+10.7%	+20.2%

Optical and other products
Japan	+18.5%	+8.3%	+58.4%	+35.9%
Overseas	+45.0%	-0.5%	+13.1%	+16.1%

Total	+33.0%	+3.2%	+29.2%	+23.9%

Total
Japan	+4.3%	+7.9%	+14.3%	+10.3%
Overseas	+19.9%	+8.1%	+2.8%	+7.8%
Americas	+24.6%	+12.3%	+1.1%	+8.9%
Europe	+8.2%	+5.8%	+5.3%	+6.1%
Others	+37.5%	+1.9%	+1.7%	+8.8%

Total	+15.6%	+8.1%	+5.6%	+8.4%

(P)=Projection

(Note)

Facsimiles which included personal digital MFPs etc. based on electrophotography technology have been reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology have been moved to Bubble Jet Printers in Computer Peripherals. In connection with this adjustment, Business Systems have been renamed Business Information Products. Values for the previous year are restated to conform to the reclassification.

Values for the previous year are restated to conform to the reclassification.

-S4-

5. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2003				2002

	1st quarter	2nd quarter (P)	2nd half (P)	Year (P)	1st quarter	2nd quarter	2nd half	Year

Business machines
Unaffiliated customers	551,475	567,225	1,172,100	2,290,800	517,359	554,324	1,154,512	2,226,195
Intersegment	—	—	—	—	—	—	—	—

Total sales	551,475	567,225	1,172,100	2,290,800	517,359	554,324	1,154,512	2,226,195

Operating profit	123,370	102,130	229,000	454,500	82,571	95,280	233,165	411,016
% of sales	22.4%	18.0%	19.5%	19.8%	16.0%	17.2%	20.2%	18.5%

Cameras
Unaffiliated customers	117,544	158,656	304,500	580,700	85,711	125,681	274,386	485,778
Intersegment	—	—	—	—	—	—	—	—

Total sales	117,544	158,656	304,500	580,700	85,711	125,681	274,386	485,778

Operating profit	21,668	22,832	50,600	95,100	10,696	17,359	42,235	70,290
% of sales	18.4%	14.4%	16.6%	16.4%	12.5%	13.8%	15.4%	14.5%

Optical and other products
Unaffiliated customers	62,542	54,558	163,400	280,500	48,021	53,387	126,747	228,155
Intersegment	34,710	34,990	65,000	134,700	28,774	34,485	76,349	139,608

Total sales	97,252	89,548	228,400	415,200	76,795	87,872	203,096	367,763

Operating profit	1,814	-5,314	5,400	1,900	-4,455	-4,036	-3,161	-11,652
% of sales	1.9%	-5.9%	2.4%	0.5%	-5.8%	-4.6%	-1.6%	-3.2%

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—
Intersegment	-34,710	-34,990	-65,000	-134,700	-28,774	-34,485	-76,349	-139,608

Total sales	-34,710	-34,990	-65,000	-134,700	-28,774	-34,485	-76,349	-139,608

Operating profit	-29,445	-39,055	-68,000	-136,500	-24,261	-33,126	-65,908	-123,295
Consolidated
Unaffiliated customers	731,561	780,439	1,640,000	3,152,000	651,091	733,392	1,555,645	2,940,128
Intersegment	—	—	—	—	—	—	—	—

Total sales	731,561	780,439	1,640,000	3,152,000	651,091	733,392	1,555,645	2,940,128

Operating profit	117,407	80,593	217,000	415,000	64,551	75,477	206,331	346,359
% of sales	16.0%	10.3%	13.2%	13.2%	9.9%	10.3%	13.3%	11.8%

[Additional columns below]

-S5-

[Continued from above table, first column(s) repeated]

Change year over year

	1st quarter	2nd quarter	2nd half	Year

Business machines
Unaffiliated customers	+6.6%	+2.3%	+1.5%	+2.9%
Intersegment	—	—	—	—

Total sales	+6.6%	+2.3%	+1.5%	+2.9%

Operating profit	+49.4%	+7.2%	-1.8%	+10.6%
% of sales	—	—	—	—

Cameras
Unaffiliated customers	+37.1%	+26.2%	+11.0%	+19.5%
Intersegment	—	—	—	—

Total sales	+37.1%	+26.2%	+11.0%	+19.5%

Operating profit	+102.6%	+31.5%	+19.8%	+35.3%
% of sales	—	—	—	—

Optical and other products
Unaffiliated customers	+30.2%	+2.2%	+28.9%	+22.9%
Intersegment	+20.6%	+1.5%	-14.9%	-3.5%

Total sales	+26.6%	+1.9%	+12.5%	+12.9%

Operating profit	—	—	—	—
% of sales	—	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—
Intersegment	—	—	—	—

Total sales	—	—	—	—

Operating profit	—	—	—	—
Consolidated
Unaffiliated customers	+12.4%	+6.4%	+5.4%	+7.2%
Intersegment	—	—	—	—

Total sales	+12.4%	+6.4%	+5.4%	+7.2%

Operating profit	+81.9%	+6.8%	+5.2%	+19.8%
% of sales	—	—	—	—

(P)=Projection

6. OTHER INCOME / DEDUCTIONS	(Millions of yen)

	2003				2002

	1st quarter	2nd quarter (P)	2nd half (P)	Year (P)	1st quarter	2nd quarter	2nd half	Year

Interest & dividend, net	950	1,250	1,700	3,900	702	550	1,158	2,410
Forex gain / loss	-1,679	-6,321	-2,700	-10,700	-4,466	-13,707	-5,295	-23,468
Equity earnings / loss of affiliated companies	-1,332	-868	-2,200	-4,400	-1,636	-164	-1,721	-3,521
Others, net	1,853	1,147	3,200	6,200	2,866	3,022	2,349	8,237

Total	-208	-4,792	0	-5,000	-2,534	-10,299	-3,509	-16,342

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Change year over year

	1st quarter	2nd quarter	2nd half	Year

Interest & dividend, net	248	700	542	1,490
Forex gain / loss	2,787	7,386	2,595	12,768
Equity earnings / loss of affiliated companies	304	-704	-479	-879
Others, net	-1,013	-1,875	851	-2,037

Total	2,326	5,507	3,509	11,342

(P)=Projection

7. P&L SUMMARY (2nd Quarter 2003/Projection)	(Millions of yen)

	2003	2002
	2nd quarter (P)	2nd quarter	Change year over year

Net sales	780,439	733,392	+6.4%
Operating profit	80,593	75,477	+6.8%
Income before income taxes	75,801	65,178	+16.3%
Net income	42,399	41,551	+2.0%

(P)=Projection

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Canon Inc.

8.   PROFITABILITY

	2003		2002

	1st quarter	Year (P)	1st quarter	Year

ROE	17.6%	14.0%	8.6%	12.5%
ROA	9.7%	7.9%	4.5%	6.6%

(P)=Projection

9.   IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2003			2002

	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year

Yen/US$	118.92	118.00	118.21	132.40	124.73
Yen/Euro	127.72	125.00	125.61	116.05	118.39

(P)=Projection

(2) Impact of foreign exchange rates on sales	(Billions of yen)

	2003

	1st quarter	Year (P)

US$	-37.1	-81.3
Euro	+16.3	+45.5
Other currencies	-0.3	+0.4

Total	-21.1	-35.4

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

2003

2nd-4th quarter (P)

On sales
US$	9.0
Euro	4.9
On operating profit
US$	3.6
Euro	3.1

(P)=Projection

10. CASH FLOWS	(Millions of yen)

	2003		2002

	1st quarter	Year (P)	1st quarter	Year

Net cash provided by operating activities
Net income	71,601	240,000	31,654	190,737
Depreciation and amortization	40,498	177,000	34,153	165,260
Other, net	-14,999	16,000	6,483	92,953

Total	97,100	433,000	72,290	448,950

Net cash used in investing activities	-54,754	-235,000	-59,713	-230,220

Free cash flow	42,346	198,000	12,577	218,730

Net cash provided by (used in) financing activities	-37,508	-53,000	-99,452	-183,714

Effect of exchange rate changes on cash & cash equivalents	4,662	-1,971	298	-19,979

Net change in cash and cash equivalents	9,500	143,029	-86,577	15,037

Cash and cash equivalents at end of each period	530,771	664,300	419,657	521,271

(P)=Projection

11. R&D EXPENDITURE			(Millions of yen)

	2003		2002

	1st quarter	Year (P)	1st quarter	Year

Business machines	25,779	—	25,625	110,290
Cameras	7,301	—	6,062	25,975
Optical and other products	20,755	—	17,259	97,404

Total	53,835	260,000	48,946	233,669

% of sales	7.4%	8.2%	7.5%	7.9%

(P)=Projection

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Canon Inc.

12.   CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

(Millions of yen)

	2003		2002

	1st quarter	Year (P)	1st quarter	Year

Capital expenditure	40,657	225,000	45,647	198,702
Depreciation and amortization	40,498	177,000	34,153	165,260

(P)=Projection

13.   INVENTORIES

(1) Inventories		(Millions of yen)

	2003	2002

	Mar. 31	Dec. 31	Difference

Business machines	258,038	247,804	+10,234
Cameras	65,435	53,343	+12,092
Optical and other products	137,340	131,104	+6,236

Total	460,813	432,251	+28,562

(2) Inventories/Sales*		(Days)

	2003	2002

	Mar. 31	Dec. 31	Difference

Business machines	40	39	+1
Cameras	43	35	+8
Optical and other products	189	189	0

Total	53	51	+2

* Index based on the previous six months sales.

14. DEBT RATIO

	2003	2002

	Mar. 31	Dec. 31	Difference

Total debt/Total assets	4.5%	5.0%	-0.5%

15. OVERSEAS PRODUCTION RATIO

	2003	2002

	1st quarter	Year

Overseas production ratio	41%	38%

16. NUMBER OF EMPLOYEES

	2003	2002

	Mar. 31	Dec. 31	Difference

Japan	43,974	44,443	-469
Overseas	54,899	53,359	+1,540

Total	98,873	97,802	+1,071

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